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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-15413

PROSPECTUS

                               32,126,076 SHARES

                     INTERNATIONAL ALLIANCE SERVICES, INC.

                                  COMMON STOCK

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     This Prospectus relates to 32,126,076 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of International Alliance Services, Inc., a Delaware corporation (formerly known as Republic Environmental Systems, Inc., the "Company"), of which up to 17,925,888 are issuable upon exercise of outstanding warrants. Shares may be offered from time to time (the "Offering") by persons (the "Selling Stockholders") who have acquired such Shares in certain private placements and other transactions not involving a public offering. The Shares are being registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Selling Stockholders in order to permit the public or private sale or other public or private distribution of the Shares.

     The Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders, or by their pledgees on behalf of the Selling Stockholders, in transactions (which may involve crosses and block transactions) on the Nasdaq National Market ("Nasdaq") or any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Shares are then listed, in the over-the-counter market, in one or more privately negotiated transactions (including sales pursuant to pledges), through the writing of options on the Shares, in a combination of such methods of distribution or by any other legally available means; including the distribution by Alliance Holding Corporation, an Ohio corporation and Selling Stockholder ("Alliance"), to its stockholders and debt holders of the Shares which are not sold or otherwise transferred by Alliance. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. Such methods of sale may be conducted by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf and, in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions or discounts from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both (which commissions or discounts might be in excess of customary commissions). To the extent required, the names of donees of Selling Stockholders and names of the agents or broker-dealers, and applicable commissions or discounts and any other required information with respect to any particular offer of Shares by the Selling Stockholders, will be set forth in a Prospectus Supplement. See "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby, but will bear all expenses incident to the registration of the Shares under federal and state securities laws and the sale of the Shares hereunder other than expenses incident to the delivery of the Shares to be sold by the Selling Stockholders, including any transfer taxes payable on any Shares, and any commissions and discounts payable to underwriters, agents or dealers.

     The Common Stock is quoted on Nasdaq under the symbol "IASI." On January 21, 1997, the last reported sale price for the Common Stock as reported by Nasdaq was $14.25 per share. The Company had 34,171,752 shares of Common Stock issued and outstanding as of January 21, 1997.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" LOCATED ON PAGE 4 OF THIS PROSPECTUS.

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  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                The date of this Prospectus is January 22, 1997.
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                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates through the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents also may be obtained through the website maintained by the SEC at http://www.sec.gov. Such reports, proxy statements and other information may also be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the Shares (such registration statement, including all amendments and supplements thereto, is hereinafter referred to as the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, and each such statement is deemed qualified in its entirety by such reference. The Registration Statement and exhibits thereto may be inspected without charge at the public reference facilities maintained by the SEC, regional offices of the SEC and offices of the SEC and Nasdaq referred to above, and copies thereof may be obtained from the SEC at prescribed rates.

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                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company (File No. 0-25890) with the SEC pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

     (i) the Company's Registration Statement on Form 10, file No. 0-25890, dated April 26, 1995;

     (ii) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     (iv)  the Company's Current Report on Form 8-K dated June 10, 1996;

     (v) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

     (vi) the Company's definitive Schedule 14C Information Statement dated September 23, 1996;

     (vii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

     (viii) the Company's Current Report on Form 8-K dated October 18, 1996;

     (ix)  the Company's Current Report on Form 8-K dated December 30, 1996; and

     (x)  the Company's Current Report on Form 8-K dated January 7, 1997.

     All reports and other documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to International Alliance Services, Inc., 10055 Sweet Valley Drive, Valley View, Ohio, 44125, Attention: Corporate Secretary, telephone number (216) 447-9000.

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                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE SHARES SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY.

RISKS RELATED TO THE COMPANY

  Strategy for Future Acquisitions; Limited Operating History; Need for Substantial Additional Capital

     The Company's current business strategy is to act aggressively in making acquisitions in the specialty insurance industry and the business consulting and management services industry. The Company acquired the Insurance Subsidiaries (defined herein) in October 1996, Environmental & Commercial Insurance Agency, Inc. ("ECI") in November 1996 and SMR & Co. Business Services (formerly known as SMR & Co., "SMR") in December 1996. On an aggregate basis, revenue for these newly acquired businesses totaled over $38.0 million for the year ended December 31, 1995, compared with the Company's $44.0 million in revenue for the same period. Accordingly, the Company has no operating history with regard to a significant portion of its current operations. The financial position and results of operations of the Company will depend to a large extent on the Company's ability to integrate these and subsequently acquired operations effectively. As the Company continues to pursue its acquisition strategy in the future, its financial position and results of operations may fluctuate significantly from period to period.

     On December 30, 1996, the Company received approximately $27.6 million in net proceeds from the offering (the "Private Placement") of 3,251,888 units of the Company (the "Units"), after deducting the placement agent fee and other estimated expenses associated with the Private Placement. Each Unit consisted of one share of Common Stock of the Company and one warrant to purchase one share of Common Stock of the Company at an exercise price of $11.00 per share. In addition, MGD Holdings and Messrs. Harve A. Ferrill and Richard C. Rochon, directors of the Company, have entered into agreements to purchase an aggregate of 616,611 Units. On January 6, 1997, the issuance of such Units was approved by written consent of the holders of a majority of the outstanding shares of Common Stock. Upon the closing of the issuance of the Units to MGD Holdings and Messrs. Ferrill and Rochon, the Company will receive an additional $5.3 million in proceeds from the Private Placement. See "Recent Developments -- Private Placement Transaction." The Company will use the proceeds received from the Private Placement, in part, to finance acquisitions. Future acquisitions, however, may require additional equity and debt financing, although neither form of financing is contemplated at this time. In the event the Company is required to seek additional financing, there is no assurance that such additional financing will be available or, if it is available, that it will be available on terms acceptable to the Company.

  Risks Related to Growth Through Acquisitions; Failure to Manage Growth

     The Company intends to continue its internal growth and to pursue an aggressive acquisition strategy. Internal growth may place a significant strain on the Company's management, operating and technical resources, while growth through acquisitions will involve substantial risks, including the risk of improper valuation of the acquired businesses and the risks inherent in integrating such businesses with the Company's operations. The Company's acquisition strategy depends on its ability to identify and acquire appropriate specialty insurance companies and business services companies, to integrate the acquired operations effectively, and to increase its market share. A number of the Company's competitors for such acquisitions are larger, better known companies than the Company with significantly greater financial resources. There can be no assurance that the Company will be able to locate acquisition candidates in geographic markets or on terms the Company deems attractive, that any identified candidates will be acquired, that the Company will be able to profitably manage acquired companies, or that future acquisitions will produce financial returns that justify the investment or that are comparable to the Company's past returns. The completion of acquisitions requires the expenditure of sizable amounts of capital, as well as management's time and attention, and the intense competition among companies pursuing similar acquisition strategies may increase capital requirements. There can be no assurance that management skills and systems currently in place will be adequate to implement the Company's acquisition strategy. The failure to manage growth effectively, or to implement its

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acquisition strategy, could have a material adverse effect on the Company's results of operations and financial condition.

  Risks Associated with Acquisitions

     Although the Company investigates each business that it acquires, there may be liabilities that the Company fails or is unable to discover. The Company seeks to minimize the impact of any such liabilities by obtaining indemnities and warranties from the seller of the business which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to the limited scope, amount or duration of the indemnities, the financial limitations of the indemnitor or warrantor, or other reasons.

  Control by Alliance

     As a result of the Merger Transactions (defined herein), on January 21, 1997, Alliance beneficially owned 26,156,000 shares, or 68.2% of the outstanding shares of the Company's Common Stock (the "Alliance Shares"). The Alliance Shares include 7,196,000 shares (the "MGD Shares") of the Company's Common Stock owned of record by MGD Holdings on January 21, 1997 and warrants to purchase 4,200,000 shares of Common Stock owned by Alliance. Alliance shares voting power with respect to the MGD Shares under a voting agreement, dated October 18, 1996 (the "Voting Agreement"), between Alliance and MGD Holdings. Pursuant to the Voting Agreement, MGD Holdings, for a period of two years from the date thereof, agreed to vote all shares of Common Stock held by MGD Holdings from time to time in accordance with the recommendations of the management of Alliance. Accordingly, Alliance has the capability to determine the outcome of any vote of the Company's stockholders during this period. Further, four of the seven members of the Board of Directors were nominated by Alliance. As a result, Alliance has effective control of the Company's Board of Directors. Alliance has reached an agreement with one of its institutional lenders to exchange 1,370,000 shares of Common Stock and warrants to purchase 85,000 shares of Common Stock currently held by Alliance for the cancellation of existing indebtedness of Alliance. Fifty percent of such shares and all of such warrants will remain subject to a lock-up agreement between Alliance and the Company (as more fully described in the Company's definitive Schedule 14C Information Statement dated September 23, 1996) until October 17, 1998. The remaining 685,000 shares of Common Stock will not be subject to the lock-up after April 17, 1997.

  Dependence on Key Personnel

     The Company depends and will continue to depend in the foreseeable future on the services of Messrs. Michael G. DeGroote, Edward F. Feighan, Craig L. Stout, Joseph E. LoConti, Douglas R. Gowland and certain of its other officers and key employees with extensive experience and expertise in the insurance specialty industry and the waste and environmental services industry. In addition, with respect to its provision of business services, the Company is dependent on the services of Messrs. Gregory J. Skoda, Michael L. Minotti, Keith
W. Reeves, Patrick T. Carney, Terry L. Silver and certain of its other key personnel with extensive experience and expertise in such industry. The ability of the Company to retain its officers and key employees is important to the success of the Company. The loss of key personnel, whether by resignation or otherwise, including the election of directors, could have a material adverse effect on the Company. The Company does not maintain key personnel insurance on any of its officers or employees.

  Possible Depressing Effect of Future Sales of Common Stock

     No predictions can be made as to the effect, if any, that future sales of the Shares, the availability of Common Stock for sale or the perception that such sales could occur will have on the prevailing market price of the Common Stock. On November 6, 1996, the Company completed the acquisition of ECI in exchange for 192,500 shares of Common Stock (the "ECI Shares") and $1.0 million in cash and, on December 1, 1996, the Company completed the acquisition of SMR in exchange for 600,000 shares of Common Stock and warrants to purchase an additional 900,000 shares of Common Stock. On January 7, 1997, the Company completed the acquisition of certain of the assets and business of Midwest Indemnity Corporation ("Midwest") in exchange

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for approximately $3.3 million in cash, 407,246 shares of the Company's Common
Stock and approximately $1.8 million in non-interest bearing notes payable in installments through December 31, 1998. See "Recent Developments." It is the Company's intent to register under the Securities Act, during the first quarter of 1997, the shares issued and issuable in these recent acquisitions for resale by the holders thereof.

     In addition to the acquisitions described above, the Company has issued Common Stock and options or warrants to purchase Common Stock pursuant to exemptions from registration available under the Securities Act in connection with certain of its prior acquisitions, and intends to issue Common Stock and options and warrants to purchase shares of Common Stock in connection with future acquisitions. Although such securities are or will be, as the case may be, subject to restrictions on resale in accordance with the Securities Act and the regulations promulgated thereunder, as such restrictions lapse or if such shares are registered for sale to the public, such securities may be sold into the public market. In the event of the issuance and subsequent resale of a substantial number of shares of Common Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of the Common Stock.

  Dilution

     The issuance of additional shares of Common Stock upon exercise of outstanding warrants or options, or upon the Company's completion of any acquisitions and business combinations, may have a dilutive effect on earnings per share and will have a dilutive effect on the voting rights of the holders of Common Stock. On December 26, 1996, the Board approved the issuance of warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $11.00 per share to MGD Holdings in consideration for services rendered, subject to stockholder approval. In addition, as part of the Private Placement, the Company entered into agreements with MGD Holdings and Messrs. Ferrill and Rochon to issue an additional 616,611 Units in the Private Placement, subject to stockholder approval. Such Units consist of an aggregate of 616,611 shares of Common Stock and warrants to purchase an aggregate of 616,611 shares of Common Stock at an exercise price of $11.00 per share. See "Recent
Developments -- Private Placement Transaction."

  No Cash Dividends

     The payment and level of dividends on Common Stock are subject to the discretion of the Board of Directors of the Company. The payment of dividends will depend upon business decisions that will be made by the Board of Directors of the Company from time to time based upon the results of operations and financial conditions of the Company and its subsidiaries and such other considerations as the Board of Directors considers relevant. In addition, the Company's credit facility currently prohibits payment of dividends and other distributions to the stockholders of the Company. Since the Spin-off (defined herein) in April 1995, the Company has not paid cash dividends on its Common Stock and the Company's Board of Directors does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain future earnings to finance the ongoing operations and growth of the business.

RISKS RELATED TO THE PROVISION OF WASTE SERVICES

  Consents of Regulatory Authorities

     On October 18, 1996, the Company consummated the merger of Century Surety Company, an Ohio corporation ("CSC" and, together with its subsidiaries, the "CSC Group"), and Commercial Surety Agency, Inc., d/b/a Century Surety Underwriters, an Ohio corporation ("CSU" and, together with CSC and its subsidiaries, the "Insurance Subsidiaries"), into wholly-owned subsidiaries of the Company (the "Merger Transactions"). As a result of the Merger Transactions, the Company and the Insurance Subsidiaries were required to seek consents from certain regulatory authorities. The Ohio attorney general's office determined that the Merger Transactions constitute a change of ownership of Ohio Environmental Protection Agency ("Ohio EPA") permitted facilities owned by Republic Environmental Systems (Cleveland) Inc. ("RES (Cleveland)") and Republic Environmental Systems (Ohio), Inc. ("RES (Ohio)"). In addition, the Ohio EPA may determine that the Merger Transactions constitute a modification of such permits. As a result, Ohio law requires that the change of ownership of the permitted facilities, as well as the permit modifications, if any, be approved by the director of the Ohio EPA, based upon the disclosure statements and an investigative report

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prepared by the Ohio attorney general's office. The Company consummated the
Merger Transactions prior to receipt of the requisite approval of the director of the Ohio EPA as permitted by applicable law. During the approval process, the Company does not anticipate that the operations at such facilities will be affected. In the event that the director of the Ohio EPA ultimately disapproves such change of ownership or, if required, such permit modifications, the Company would be required to effect the negation of the change of ownership of such facilities. The negation could be accomplished through the restoration of the original ownership structure of such facilities, the disposition of the facilities or another means that complies with the requirements of applicable law. The failure to obtain approval of such change of ownership or permit modifications, if any, could have a material adverse effect on the financial condition and operations of the Company.

  Regulation

     The collection and disposal of solid and chemical wastes and rendering of related environmental services are subject to federal, state, provincial and local requirements which regulate health, safety, the environment, zoning and land-use. Operating permits are generally required for treatment, storage and disposal facilities ("TSD Facilities") and certain collection vehicles, and these permits are subject to revocation, modification and renewal. Federal, state, provincial and local regulations vary, but generally govern disposal activities and the location and use of facilities and also impose restrictions to prohibit or minimize air and water pollution. In addition, governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose fines in the case of violations, including criminal penalties. These regulations are administered by the U.S. Environmental Protection Agency (the "EPA") and various other federal, state, provincial and local environmental and health and safety agencies and authorities, including the Occupational Safety and Health Administration of the U.S. Department of Labor. In addition, certain of the Company's operations are regulated under applicable laws and regulations in Canada.

     The Company believes that in the existing climate of heightened legal, political and citizen awareness and concerns, companies in the waste management and environmental services industry, including the Company, may be faced with material fines and penalties and the need to expend funds for remedial work and related activities at TSD Facilities. The Company has established a reserve (which as of December 31, 1996 was approximately $3.2 million) to cover such fines, penalties and costs which the Company's management believes will be adequate. Further, in connection with Republic Industries, Inc.'s (formerly known as Republic Waste Industries, Inc., "RII") acquisition of the Company, certain former stockholders of the Company agreed to indemnify the Company against certain environmental liabilities. There can be no assurance, however, that such reserve or indemnities will be adequate or that technological, regulatory or enforcement developments, the results of environmental studies or other factors will not have a material adverse effect on the Company's business and consolidated financial condition.

     The Company's operation of TSD Facilities subjects it to certain operating, monitoring, site maintenance, closure and post-closure obligations, including posting significant financial assurance requirements for such obligations. In order to construct, expand and operate a TSD Facility, one or more construction or operating permits, as well as zoning approvals, must be obtained. These construction and operating permits and zoning approvals are difficult and time-consuming to obtain, and the issuance of such permits and approvals often is opposed by neighboring landowners and local and national citizens' groups. Once obtained, the operating permits may be subject to periodic renewal and are subject to modification and revocation by the issuing agencies. In connection with the Company's acquisition of TSD Facilities, it often may be necessary to expend considerable time, effort and money to bring the acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase their capacity.

     Governmental authorities have the power to enforce compliance with regulations and permit conditions and to obtain injunctions or impose fines in case of violations. Citizens' groups may also bring suit for alleged violations. During the ordinary course of its operations, the Company has from time to time received citations or notices from such authorities that its operations are not in compliance with applicable environmental or health or safety regulations. Upon receipt of such citations or notices, the Company works with the authorities to attempt to resolve the issues raised. Failure to correct the problems to the satisfaction of the authorities

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could lead to monetary or criminal penalties, curtailed operations or facility closures which could have a material adverse effect on the Company's business and consolidated financial condition.

     Subtitle D of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), establishes a framework for regulating the disposal of non-hazardous solid wastes. In the past, the Subtitle D framework has left the regulation of non-hazardous waste disposal largely to the states. On October 9, 1991, however, the EPA promulgated a final rule which imposes minimum federal comprehensive solid waste management criteria and guidelines including location restrictions, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards. Because some parts of the new regulations will be phased in over time, the full effect of these regulations may not be felt for several years. However, other than for groundwater monitoring and financial assurance requirements, all provisions of the final rule became effective October 9, 1993. Operating and design criteria for existing operations may have to be modified to comply with these new regulations. In addition, new requirements applicable to the disposal of non-hazardous solid waste may be adopted when reauthorization of RCRA is taken up by Congress and the Company cannot predict the effect of such new requirements.

  Possibility of Liability for Hazardous Substance Remediation and Damages

     With very limited exceptions, federal law imposes joint and several liability upon present and former owners and operators of facilities that release "hazardous substances" into the environment and the generators and transporters of those substances, regardless of the care exercised by such persons and regardless of when the hazardous substance is first detected in the environment. All such persons may be liable for the costs of waste site investigation, waste site cleanup and damages to natural resources. There is an inherent industry risk of liability arising from the release of "hazardous substances" into the environment, notwithstanding safety and other measures taken by the Company and other owners or operators of facilities. In addition, because the term "hazardous substance" is very broadly defined under applicable federal law, "hazardous substances" or "hazardous wastes" may have been deposited in properties with which the Company has been, or will become, associated as an owner or operator. Moreover, waste collection companies acquired by the Company have transported hazardous waste in the past and will do so in the future, and some of the Company's operations may generate small amounts of hazardous waste. As a result of the foregoing, the Company may face claims for remediation of environmental contamination, personal injury or damage to natural resources at sites with which it is, or has been, associated as owner, operator, transporter or waste generator and from which there is a release or threatened release of hazardous substances which causes the incurrence of response costs and damages. Costs for remediation of, and damages for, environmental contamination can be very substantial. Given the limitations in insurance coverage for these risks, such liability could have a material adverse effect on the Company's business and consolidated financial condition.

  Legal Proceedings

     The Company is a party to various legal and environmental proceedings which have arisen in the ordinary course of its business. No assurance can be given with respect to the outcome of these legal proceedings and the effect such outcomes may have on the Company.

  Lack of Environmental Liability Insurance

     The majority of the Company's domestic locations currently carry site-specific pollution legal liability insurance, which may provide coverage under certain circumstances for pollution damage to third parties. In addition, the Company's domestic contracting operations carry contractors' pollution liability insurance, which may provide coverage under certain circumstances for damage to third parties. However, both of these coverages are restrictive in nature, as they are subject to certain exclusions and effective dates, consistent with insurance industry requirements. In addition, such coverage is subject to specific and aggregate limits which may not be sufficient to cover claims, if they should arise.

     In prior years, consistent with industry trends, the Company was not able to obtain pollution insurance at reasonable costs and, therefore, carried only such coverage as was required by regulatory permits. In addition,

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the extent of insurance coverage under certain forms of policies has been the subject in recent years of litigation in which insurance companies have, in some cases, successfully taken the position that certain risks are not covered by such policies. If, in the absence of such insurance, the Company were to incur liability for environmental damages of sufficient magnitude, it could have a material adverse effect on the Company's business and consolidated financial condition.

  Competition

     The hazardous waste industry is highly competitive. Entry and ongoing operations require substantial technical, managerial and financial resources. The Company competes with large national companies and with regional and local companies, some of which have significantly greater financial resources and more established market positions than the Company.

RISKS RELATED TO THE PROVISION OF INSURANCE AND BONDING SERVICES

  Inadequate Pricing Risk

     The primary risk of any insurance enterprise is the risk of inadequate pricing, which is a problem that manifests itself in the form of an unexpectedly high level of claims after policy issuance. The Company utilizes a variety of actuarial and qualitative methods to set price levels. Ultimately, however, pricing depends upon an evaluation of prior experience as a predictor of future experience. Events or trends that have not occurred in the past may not be anticipated for the future and, therefore, could result in inadequate pricing leading to elevated levels of losses. Such losses, if they were to occur, could have a material adverse effect on the financial condition of the Company.

  Unanticipated Losses Due to Inadequate Reserve Estimates

     When claims are made, the ultimate amount of liability cannot be determined until claims are paid to the satisfaction of the insured or until litigation finally determines liability in disputed cases. Since the process of litigation and settlement can continue for years, the Company can only assess its ultimate liability (and the ultimate expense of litigating disputed issues) by estimation. These estimates, or reserves for losses and loss adjustment expense (which, as of September 30, 1996, were $40.5 million) are, like prices, determined by a variety of actuarial and qualitative methods based on prior experience. There can be no assurance that such reserves will be sufficient to cover the ultimate liabilities of the Company for policy and bond exposures.

     The Company uses a reserving system which it believes will enable it to meet claims obligations. Due to the nature of some of the coverages written, claims may be presented which may not be settled for many years after they are incurred; thus, subjective judgments as to the ultimate exposure to losses are an integral and necessary component of the loss reserving process. The Company regularly reviews reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as dictated by changes in loss experience and as new information becomes available. An integral part of the reserving policy of the Company includes a reserve for incurred but not reported ("IBNR") claims. There can be no assurance that the assumptions upon which reserves are based are valid or will be valid in the future.

     To help assure the adequacy of its IBNR reserves and individual case reserves, the Company submits to an annual review by professional actuaries who test reserve adequacy with a variety of sophisticated mathematical models. In recent years, such actuaries have certified that reserve levels of the Company are adequate. There can be no assurance, however, that the modeling techniques of these actuaries will correctly forecast the adequacy of the Company's reserves.

     The inadequacy of reserves may result in unanticipated losses which could have a material adverse effect on the financial condition of the Company.

  Competition

     Both the property and casualty and the surety industries have been highly competitive in recent years resulting in the consolidation of some of the industries' largest companies. Competition is particularly acute for smaller, specialty carriers like the Company because the market niches exploited by the Company are small and can be penetrated by a larger carrier that elects to cut prices or expand coverage. The Company's insurance subsidiaries have endured this risk historically by maintaining a high level of development of new products, such as its environmental coverage and landfill bonds eschewed by most major carriers. Nevertheless, there can be no assurance that future development efforts will succeed or that product erosion from intensifying competition will not outpace development efforts.

  Expansion of Insurance Liability Due to Law Changes

     The Company is vulnerable to both judicial and legislative law changes with respect to its insurance and bonding business. Judicial expansion of terms of coverage can increase risk coverage beyond levels contemplated in the underwriting and pricing process. Judicial imposition of pollution liability on insurers before the era of specific pollution exclusions in insurance policies created an estimated $25 billion liability, according to industry estimates reported by A.M. Best, a leading rating agency of insurance companies and reinsurers, for U.S. insurers and reinsurers that such companies did not know they were underwriting and for which they received no premium.

  Change in Governmental Regulation

     Coverages that are established by statute may be adversely affected by legislative or administrative changes of law. Most surety bonds exist because they are required by government agencies. When governments change the threshold for requiring surety, the market for surety bonds is directly affected. Indeed, the repeated postponement by the EPA of deadlines for compliance with the financial assurance portions of RCRA Subtitle D has significantly slowed growth of the Company's landfill closure bond program, which was begun in March 1994 because of the anticipated deadline of April 1994 for universal compliance. Such compliance currently is not anticipated to be universally mandated until after April 1997.

  Inadequate Reinsurance Protection of Insurance Liabilities

     The Company depends heavily on reinsurers to assume a substantial portion of the exposures underwritten by it. Failure by one or more reinsurers (which are assuming risks from many sources over which the Company has no control) could have a material adverse effect on the Company's performance, since the Company would then be obligated to pay the failed reinsurer's portion of losses. Moreover, the adequacy of reinsurance, even assuming the solvency of all reinsurers, is a matter of estimation. As with pricing and reserving, procurement of reinsurance is premised upon assumptions about the future based upon past experience. Unanticipated events or trends could produce losses inadequately covered by reinsurance.

  Market Reverses in Invested Asset Portfolio

     Investment of the Company's assets to balance its reserves and surplus is critical to the maintenance of the Company's solvency and profitability. The Company believes that many insurance companies earn far more in investment returns on their portfolio assets than they do from underwriting; and many companies actually underwrite at a loss to develop premium balances, hence portfolio assets, for investment as evidenced by the number of insurers operating at combined ratios in excess of 100%. The Company maintains an investment policy of investing primarily in debt instruments of government agencies and corporate entities with quality ratings of AA or better, and of diversifying investments sufficiently to minimize the risk of a substantial reverse or default in any one investment. These policies are articulated by a written policy statement and overseen by a formal investment committee of senior company officials. The Company also employs professional investment advisers to counsel it with respect to its insurance and bonding operations on matters of policy as well as individual investment transactions, although these advisers have no discretionary authority to deploy the Company's assets. Notwithstanding these measures, an aggregation of serious reverses or defaults in the investment portfolio could have a material adverse effect on the earnings and financial condition of the Company.

  Federal Income Taxes

     The Company accounts for federal income taxes in accordance with Statement of Financial Accounting Standards No. 109. The Company has reduced the deferred tax asset by a valuation allowance of CSC because the Company believes "it is more likely than not" that the deferred asset would not be realized through future taxable income. In reaching the Company's determination of the need to provide a deferred tax valuation allowance, management considered all available evidence, both positive and negative, as well as the weight and importance given to such evidence. The negative factors the Company relied upon in determining the need for the valuation allowance are that the CSC Group has a history of significant portions of their taxable income coming from non-recurring transactions, as well as the risks that CSC has in the areas of product pricing, reserves, niche market competition and adequacy of reinsurance.

RISKS RELATED TO THE PROVISION OF BUSINESS CONSULTING AND MANAGEMENT SERVICES

  Competition

     The business consulting and management services industries have been highly competitive in recent years resulting in the consolidation of many companies and strategic alliances across industry lines. Competition is particularly acute for small to medium sized providers because larger providers or strategic alliances with larger providers can create service and price distortions in the market place. The Company's business consulting and management services subsidiary has historically endured these risks by maintaining a high level of development of new services. There can be no assurance that future development efforts will succeed or that intensifying competition will not outpace development efforts.

  Regulations

     The Company is vulnerable to legislative law changes with respect to its provision of tax advisory, compliance and preparation services. Legislative changes may expand or contract the types and amounts of business services that individuals and businesses require. There can be no assurance that future laws will provide the same or similar opportunities to provide business consulting and management services to individuals and businesses that the current laws provide.

                                  THE COMPANY

     The Company is a diversified services company which, acting through its subsidiaries, provides specialty insurance services, business consulting and management services, and waste and environmental services. In October 1996, the Company completed the Merger Transactions, pursuant to which it acquired the CSC Group, which includes three insurance companies, and CSU, an insurance agency that markets surety bonds. See "Recent Developments." Through the Company's insurance subsidiaries, the Company provides specialty insurance and bonding to small and medium sized commercial enterprises in over forty states throughout the United States.

     On December 1, 1996, the Company completed the acquisition of SMR. Through SMR, the Company provides business consulting and management services in the areas of tax planning, tax return preparation and compliance, computer consulting, outsourcing, employee benefit program design and administration, and human resource management to individuals and small and medium sized commercial enterprises.

     The waste services the Company provides include hazardous and non-hazardous waste treatment, storage and transportation services, disposal services and a broad range of related environmental services including engineering, consulting and analysis, remediation, groundwater/wastewater and other technical services. The Company currently operates seven hazardous and non-hazardous waste TSD Facilities located in the United States and Canada. These TSD Facilities are serviced by the Company's integrated trucking operations. The Company does not own any hazardous waste disposal sites.

     The Company was formed as a Delaware corporation in 1987 under the name Stout Environmental, Inc. In 1992, the Company was acquired by RII. In April 1995, RII effected a spin-off of its hazardous waste operations through a distribution of the Common Stock of the Company to the stockholders of record of RII (the "Spin-off"). In connection with the Merger Transactions, in October 1996, the Company changed its name to International Alliance Services, Inc. from Republic Environmental Systems, Inc. The Company's Common Stock trades on Nasdaq under the trading symbol "IASI."

     The principal executive office of the Company is located at 10055 Sweet Valley Drive, Valley View, Ohio, 44125 and its telephone number is (216) 447-9000.

                              RECENT DEVELOPMENTS

ACQUISITION OF ENVIRONMENTAL & COMMERCIAL INSURANCE AGENCY, INC.

     On November 6, 1996, the Company completed the acquisition of all of the outstanding capital stock of ECI, a small, privately-held insurance agency based in Columbus, Ohio, for $1.0 million in cash and 192,500 shares of Common Stock that have not been registered under the Securities Act. ECI markets, through over 100 independent agents, property and casualty insurance and surety bonds to environmental remediation contractors, landfill operators, consultants, and other small and medium sized companies specializing in environmental businesses throughout the United States. For the year ended December 31, 1995 and the nine month period ended September 30, 1996, ECI wrote approximately $14.0 million and $11.1 million, respectively, in insurance premiums. Of the foregoing, $3.0 million and $2.2 million, respectively, were written on behalf of the CSC Group.

ACQUISITION OF SMR & CO. BUSINESS SERVICES

     On December 1, 1996, the Company completed the acquisition of all of the outstanding shares of SMR, a company based in Cleveland, Ohio. SMR's gross revenues for the fiscal year ended January 31, 1996 and the nine months ended October 31, 1996, totaled approximately $6.0 million and $5.6 million, respectively. Such amounts include approximately $300,000 of services sold to the CSC Group during each of such periods. As consideration for such acquisition, the Company issued 600,000 shares of Common Stock (the "SMR Shares") and warrants to purchase an additional 900,000 shares of Common Stock at an exercise price of $10.375 per share exercisable at any time, in whole or in part, until November 30, 1999 (the "SMR Warrants" and, together with the SMR Shares, the "SMR Securities"). The SMR Securities have not been registered under the Securities Act. In addition, the resale of SMR Securities by SMR is subject to a lock-up agreement under which SMR has agreed that it will not sell, assign, transfer or otherwise dispose of, an aggregate of 15% of the SMR Securities during the six-month period immediately following the date of issuance and an aggregate of 85% of the SMR Securities for a two-year period from the date of issuance.

ACQUISITION OF MIDWEST INDEMNITY CORPORATION

     On January 8, 1997, the Company completed the acquisition of the assets and business of Midwest, a company based in Skokie, Illinois, in exchange for approximately $3.3 million in cash, 407,246 shares of the Company's Common Stock, and approximately $1.8 million in non-interest bearing notes payable in installments through December 31, 1998. In the aggregate, the consideration paid by the Company for the acquisition of certain of the assets and business of Midwest had a market value as of the date of closing of such transaction of approximately $9.9 million. Midwest markets environmental and surety bond products throughout the United States through a system of approximately 75 independent agents and subagents. The acquisition is intended to expand the geographic reach and breadth of the Company's environmental and surety business from a regional to a national program.

     In conjunction with the acquisition of Midwest, several of the Company's subsidiaries entered into a new strategic partnership with Gulf Insurance Company of New York ("Gulf"). Under the terms of the partnership, (i) the Company's subsidiary, CSU, was designated as the exclusive national underwriter for Gulf's contract surety business, (ii) reinsurance arrangements were entered into by certain of the Company's insurance company subsidiaries and (iii) a subsidiary of the Company was designated to manage claims.

PRIVATE PLACEMENT TRANSACTION

     On December 30, 1996, the Company issued and sold 3,251,888 Units of the Company for $9.00 per Unit. Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock of the Company at an exercise price of $11.00 per share exercisable, in whole or in part, for a three-year period from the date of issuance. The Private Placement resulted in net proceeds of approximately $27.6 million, after deducting the placement agent fee and other estimated expenses associated with the Private Placement.

     In addition, MGD Holdings and Messrs. Harve A. Ferrill and Richard C. Rochon have entered into agreements to purchase an aggregate of 616,611 Units, subject to stockholder approval. On January 6, 1997, the issuance of such Units was approved by written consent of the holders of a majority of the outstanding shares of Common Stock. In accordance with Rule 14c-2 under the Exchange Act, the Company will prepare and file with the SEC, as soon as reasonably practicable, a Schedule 14C Information Statement (the "Information Statement") to be distributed to holders of the Company's Common Stock as of the date of such written consent. The Information Statement will be used to notify such holders of Common Stock of the action by written consent approving the issuance of Units to MGD Holdings and Messrs. Ferrill and Rochon. In accordance with the requirements of the Exchange Act, the issuance of Units to MGD Holdings and Messrs. Ferrill and Rochon may not close earlier than 20 days following the distribution of the Information Statement to such holders. Upon the closing of the issuance of the Units to MGD Holdings and Messrs. Ferrill and Rochon, the Company will receive an additional $5.3 million in proceeds. See "Risk
Factors -- Risks Related to the Company -- Strategy for Future Acquisitions; Limited Operating History; Need for Substantial Additional Capital."

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will bear all expenses incident to the registration of the Shares under federal and state securities laws and the sale of the Shares hereunder, other than expenses incident to the delivery of the Shares to be sold by Selling Stockholders, including any transfer taxes payable on any Shares and any commissions and discounts payable to underwriters, agents or dealers. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock owned by each Selling Stockholder immediately prior to the Offering, the number of Shares registered hereby that each Selling Stockholder may offer in the Offering, the number of shares of Common Stock to be owned by each Selling Stockholder upon completion of the Offering as contemplated hereby and the percentage of total shares of Common Stock to be owned by each Selling Stockholder upon completion of the Offering as contemplated hereby. However, because the Selling Stockholders may offer all or a portion of the Shares at any time and from time to time after the date hereof, the exact number of Shares that each Selling Stockholder may retain upon completion of the Offering cannot be determined at this time. The Company has been informed that at the present time, neither MGD Holdings nor Mr. Huizenga has any intention of selling any portion of their respective Shares. To the knowledge of the Company, none of the Selling Stockholders has had any material relationship with the Company except as set forth in the footnotes to the following table and as more fully described elsewhere in this Prospectus (including the information incorporated by reference in this Prospectus).

                                                                                               BENEFICIAL OWNERSHIP
                                                    BENEFICIAL        NUMBER OF SHARES TO      AFTER THE OFFERING(1)
                                                    OWNERSHIP         BE OFFERED FOR THE      -----------------------
                                                   PRIOR TO THE      SELLING STOCKHOLDER'S      NUMBER       PERCENT
               SELLING STOCKHOLDER                 OFFERING(1)              ACCOUNT           OF SHARES      OF CLASS
-------------------------------------------------- ------------      ---------------------    ----------     --------
Alliance Holding Corporation......................   26,156,000(2)          3,614,000(3)      15,346,000(4)    40.0%
Azimuth & Co......................................    1,098,622(5)          1,098,622(5)             -0-          *
Boyas Excavating, Inc.............................      374,630(6)            222,222(6)         152,408          *
J. P. Bryan.......................................       28,000(7)             20,000(8)          20,000(9)       *
Rick L. Burdick(10)...............................        8,000(11)            20,000(12)            -0-          *
Calvary Lutheran Church...........................       35,000                35,000                -0-          *
John L. Colton....................................       44,000(13)            44,000(13)            -0-          *
Comeau Trust......................................       60,000(14)            60,000(14)            -0-          *
GDJ, Jr. Investments Limited Partnership(15)......      222,222(16)           222,222(16)            -0-          *
Douglas R. Gowland(17)............................      206,800(18)           120,000(18)         86,800          *
Howard Herrick, Trustee under N. Herrick
  Irrevocable Securities Trust U/A/D 11/29/96.....      222,222(19)           222,222(19)            -0-          *
Huizenga Investments Limited Partnership(20)......    8,444,444(21)         8,444,444(21)            -0-          *
Donald E. Koogler(22).............................      120,000(23)           120,000(23)            -0-          *
Lant & Co.........................................      600,000(24)           600,000(24)            -0-          *
Fred Luchak.......................................      236,000(25)           200,000(25)         36,000          *
MGD Holdings Ltd.(26).............................   13,136,000(27)        13,136,000(28)            -0-          *
Massachusetts Mutual Life Insurance Company.......    1,100,000(29)         1,100,000(29)            -0-          *
John J. Melk......................................      666,666(30)           666,666(30)            -0-          *
Raptor Global Fund, Ltd...........................      165,334(31)           165,334(31)            -0-          *
Raptor Global Fund, L.P...........................       74,222(32)            74,222(32)            -0-          *
John A. Schneider, Jr.............................       22,000(33)            22,000(33)            -0-          *
Shipmaster & Co...................................      560,000(34)           560,000(34)            -0-          *
Gregory P. Shlopak................................      111,110(35)           111,110(35)            -0-          *
Trapazoid & Co....................................       19,400(36)            19,400(36)            -0-          *
Tudor Arbitrage Partners, L.P.....................       19,110(37)            19,110(37)            -0-          *
Tudor BVI Futures, Ltd............................      185,778(38)           185,778(38)            -0-          *
Thomas C. Walker..................................        2,300                 2,300                -0-          *
James Watt........................................      200,000(39)           200,000(39)            -0-          *
Whelk & Co........................................      382,000(40)           382,000(40)            -0-          *
Whittier Opportunity Fund I LLC...................      222,224(41)           222,224(41)            -0-          *
Wirerope & Co.....................................      122,200(42)           122,200(42)            -0-          *
Alan E. Wolfe.....................................       35,000                35,000                -0-          *
R.E. Wolfe........................................       60,000                60,000                -0-          *
                                                     ----------            ----------         ----------
          Total...................................   47,597,876            32,126,076         15,621,208       40.7%
                                                     ==========            ==========         ==========

---------------

  *  less than one percent

 (1) The information contained in the table above reflects "beneficial" ownership of the Common Stock within the meaning of Rule 13d-3 under the Exchange Act.

 (2) Includes 4,200,000 shares of Common Stock issuable upon exercise of outstanding warrants and 7,196,000 shares of Common Stock owned of record by MGD Holdings for which Alliance shares voting power with MGD Holdings pursuant to the Voting Agreement. See "Risk Factors -- Risks Related to the Company -- Control by Alliance."

 (3) May include up to 2,244,000 shares of Common Stock issuable upon exercise of outstanding warrants.

 (4) May include up to 4,200,000 shares of Common Stock issuable upon exercise of outstanding warrants.

 (5) Consists of 1,098,622 shares of Common Stock beneficially owned by Alliance Capital Management L.P., which is not affiliated with Alliance Holding Corporation ("Alliance Capital"), and includes 549,311 shares of Common Stock issuable upon exercise of outstanding warrants. Prior to the Offering, Alliance Capital is deemed to beneficially own an aggregate of 2,484,722 shares of Common Stock, which includes 1,111,111 shares of Common Stock issuable upon exercise of outstanding warrants. After the Offering, Alliance Capital is deemed to beneficially own an aggregate of 262,500 shares of Common Stock, the sale of which is not being registered in the Offering.

 (6) Includes 111,111 shares of Common Stock issuable upon exercise of outstanding warrants.

 (7) Includes 14,000 shares issuable upon exercise of outstanding warrants.

 (8) Includes 16,000 shares of Common Stock issuable upon exercise of outstanding warrants, of which Mr. Bryan beneficially owns 4,000 shares within the meaning of Rule 13d-3 under the Exchange Act.

 (9) Includes 10,000 shares issuable upon exercise of outstanding warrants.

(10) Mr. Burdick is a partner with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin Gump"). Akin Gump has provided legal services to the Company and certain of its affiliates from time to time for which it received customary compensation in each of 1993, 1994 and 1995.

(11) Includes 8,000 shares issuable upon exercise of outstanding warrants.

(12) Consists of 20,000 shares of Common Stock issuable upon exercise of outstanding warrants, of which Mr. Burdick beneficially owns 8,000 shares within the meaning of Rule 13d-3 under the Exchange Act.

(13) Includes 22,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(14) Includes 12,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(15) GDJ, Jr. Investments Limited Partnership is a limited partnership controlled by George Dean Johnson, Jr.

(16) Includes 111,111 shares of Common Stock issuable upon exercise of outstanding warrants.

(17) Mr. Gowland has served as a director of the Company since March 1992, as Vice President of Environmental Operations since October 1996 and as the president of the Company's hazardous waste subsidiaries since March 1992. Mr. Gowland served as Executive Vice President and Chief Operating Officer of the Company from April 1995 until October 1996. From 1992 until the Spin-off was effected (April 1995), Mr. Gowland served as President of the Company and Vice President -- Hazardous Waste Operations of RII.

(18) Includes 70,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(19) Includes 111,111 shares of Common Stock issuable upon exercise of outstanding warrants.

(20) Huizenga Investments Limited Partnership is a limited partnership controlled by Mr. H. Wayne Huizenga.

(21) Includes 6,222,222 shares of Common Stock issuable upon exercise of outstanding warrants.

(22) Mr. Koogler served as the Executive Vice President and Chief Operating Officer of RII, the sole stockholder of the Company from May 1991 until the Spin-off was effected (April 1995).

(23) Includes 72,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(24) Consists of 600,000 shares of Common Stock beneficially owned by Alliance Capital and includes 300,000 shares of Common Stock issuable upon exercise of outstanding warrants. Prior to the Offering, Alliance Capital is deemed to beneficially own an aggregate of 2,484,722 shares of Common Stock, which includes 1,111,111 shares of Common Stock issuable upon exercise of outstanding warrants. After the Offering, Alliance Capital is deemed to beneficially own an aggregate of 262,500 shares of Common Stock, the sale of which is not being registered in the Offering.

(25) Includes 150,000 shares of Common Stock issuable upon exercise of outstanding warrants. Mr. Luchak is a director of MGD Holdings.

(26) MGD Holdings is a company controlled by Mr. DeGroote who serves as its President and Chief Executive Officer and a Director. Mr. DeGroote has served as the Chairman of the Board and a Director of the Company since April 1995. From April 1995 until October 1996, Mr. DeGroote served as Chief Executive Officer of the Company. Mr. DeGroote also served as Chairman of the Board, President and Chief Executive Officer of RII from May 1991 until August 1995.

(27) Includes 5,940,000 shares of Common Stock issuable upon exercise of outstanding warrants. MGD Holdings shares exclude 555,556 shares of Common Stock and warrants to purchase an additional 555,556 shares of Common Stock at $11.00 per share that MGD Holdings has entered into an agreement with the Company to purchase, subject to stockholder approval. See "Recent Developments -- Private Placement Transaction."

(28) Includes 5,940,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(29) Consists of 550,000 shares of Common Stock owned of record by Gerlach & Co., as nominee, 275,000 of which are issuable upon exercise of outstanding warrants, and 550,000 shares of Common Stock owned of record by Massachusetts Mutual Life Insurance Company, 275,000 of which are issuable upon exercise of outstanding warrants.

(30) Includes 333,333 shares of Common Stock issuable upon exercise of outstanding warrants.

(31) Consists of 165,334 shares of Common Stock beneficially owned by Tudor Investment Corp. ("Tudor") and includes 82,667 shares of Common Stock issuable upon exercise of outstanding warrants.

(32) Consists of 74,222 shares of Common Stock beneficially owned by Tudor and includes 37,111 shares of Common Stock issuable upon exercise of outstanding warrants.

(33) Includes 11,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(34) Consists of 560,000 shares of Common Stock beneficially owned by Mitchell Hutchins Paine Webber and includes 280,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(35) Includes 55,555 shares of Common Stock issuable upon exercise of outstanding warrants.

(36) Consists of 19,400 shares of Common Stock beneficially owned by Alliance Capital and includes 9,700 shares of Common Stock issuable upon exercise of outstanding warrants. Prior to the Offering, Alliance Capital is deemed to beneficially own an aggregate of 2,484,722 shares of Common Stock, which includes 1,111,111 shares of Common Stock issuable upon exercise of outstanding warrants. After the Offering, Alliance Capital is deemed to beneficially own an aggregate of 262,500 shares of Common Stock, the sale of which is not being registered in the Offering.

(37) Consists of 19,110 shares of Common Stock beneficially owned by Tudor and includes 9,555 shares of Common Stock issuable upon exercise of outstanding warrants.

(38) Consists of 185,778 shares of Common Stock beneficially owned by Tudor and includes 92,889 shares of Common Stock issuable upon exercise of outstanding warrants.

(39) Includes 150,000 shares of Common Stock issuable upon exercise of outstanding warrants. Mr. Watt is a director of MGD Holdings.

(40) Consists of 382,000 shares of Common Stock beneficially owned by Alliance Capital and includes 191,000 shares of Common Stock issuable upon exercise of outstanding warrants. Prior to the Offering, Alliance Capital is deemed to beneficially own an aggregate of 2,484,722 shares of Common Stock, which includes 1,111,111 shares of Common Stock issuable upon exercise of outstanding warrants. After the Offering, Alliance Capital is deemed to beneficially own an aggregate of 262,500 shares of Common Stock, the sale of which is not being registered in the Offering.

(41) Consists of 222,224 shares of Common Stock beneficially owned by Whittier Trust Co. and includes 111,112 shares of Common Stock issuable upon exercise of outstanding warrants.

(42) Consists of 122,200 shares of Common Stock beneficially owned by Alliance Capital and includes 61,100 shares of Common Stock issuable upon exercise of outstanding warrants. Prior to the Offering, Alliance Capital is deemed to beneficially own an aggregate of 2,484,722 shares of Common Stock, which includes 1,111,111 shares of Common Stock issuable upon exercise of outstanding warrants. After the Offering, Alliance Capital is deemed to beneficially own an aggregate of 262,500 shares of Common Stock, the sale of which is not being registered in the Offering.

                              PLAN OF DISTRIBUTION

     The Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders, or their pledgees on behalf of the Selling Stockholder, in transactions (which may involve crosses and block transactions) on Nasdaq or any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Shares are then listed, in the over-the-counter market, in one or more privately negotiated transactions (including sales pursuant to pledges), through the writing of options on the Shares, in a combination of such methods of distribution or by any other legally available means; including the distribution by Alliance to its stockholders and debt holders of the Shares which are not sold or otherwise transferred by Alliance. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. Such methods of sale may be conducted by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf and, in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions or discounts from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both (which commissions or discounts might be in excess of customary commissions). To the extent required, the names of donees of Selling Stockholders and names of the agents or broker-dealers, and applicable commissions or discounts and any other required information with respect to any particular offer of Shares by the Selling Stockholders, will be set forth in a Prospectus Supplement.

     The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act; including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby, but will bear all expenses incident to the registration of the Shares under federal and state securities laws and the sale of the Shares hereunder other than expenses incident to the delivery of the Shares to be sold by the Selling Stockholders, including any transfer taxes payable on any Shares, and any commissions and discounts payable to underwriters, agents or dealers.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Akin Gump. Mr. Burdick, a partner with Akin Gump, owns warrants to purchase 20,000 shares of Common Stock. All of the Shares of Common Stock issuable upon exercise of such warrants are being registered hereunder. See "Selling Stockholders."

                                    EXPERTS

     The audited consolidated and combined financial statements of the Company (formerly known as Republic Environmental Systems, Inc.) and its subsidiaries incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included in reliance upon the authority of said firm as experts in giving said report.

     The audited consolidated financial statements and schedules of CSC as of December 31, 1995 and 1994 and each of the years in the three-year period ended December 31, 1995, and the audited financial statements of CSU as of December 31, 1995 and 1994 and each of the years in the three-year period ended December 31, 1995 incorporated herein by reference have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. The report of KPMG Peat Marwick LLP covering the CSC December 31, 1994 consolidated financial statements refers to a change in accounting for investments in certain debt and equity securities. Such financial statements and schedules have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP with respect thereto and upon the authority of said firm as experts in accounting and auditing.

                   UNCERTAINTY OF FORWARD LOOKING STATEMENTS

     Certain statements and information in this Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference") constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements are typically punctuated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that may have a direct bearing on the Company's results and financial condition are: (i) competitive practices in the hazardous waste industry in which the Company will compete, (ii) fluctuations in waste transportation prices, (iii) environmental liabilities to which the Company may become subject in the future which are not covered by an indemnity or insurance,
(iv) the impact of current and future laws and governmental regulations (particularly environmental regulations) affecting the hazardous waste industry in general and the Company's operations in particular, (v) competitive practices in the specialty insurance and bonding industries, (vi) competitive practices in the reinsurance markets utilized by the Company's insurance operations, (vii) judicial, legislative, and regulatory changes of law relating to risks covered by the Company's insurance operations or to the operations of insurance companies in general, (viii) market fluctuations in the values or returns on assets in the investment portfolios held by the Company's insurance and bonding subsidiaries, (ix) pricing of the insurance products of the Company's insurance subsidiaries and (x) adverse loss development.

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NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
Risk Factors..........................     4
The Company...........................    12
Recent Developments...................    12
Use of Proceeds.......................    13
Selling Stockholders..................    14
Plan of Distribution..................    16
Legal Matters.........................    17
Experts...............................    17
Uncertainty of Forward Looking
  Statements..........................    17

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                               32,126,076 SHARES

                                 INTERNATIONAL
                                    ALLIANCE
                                 SERVICES, INC.

                                  COMMON STOCK
                                   PROSPECTUS

                                JANUARY 22, 1997

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